UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No __)*

Yucheng Technologies Limited
(formerly China Unistone Acquisition Corporation)

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G98777108

(CUSIP Number)

November 24, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G98777108

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of Above Persons (entities only)
Jack Silver

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization
United States citizen

Number of	5.	Sole Voting Power	1,422,500
Shares Bene-
Ficially	6.	Shared Voting Power	0
Owned by
Each Reporting	7.	Sole Dispositive Power	1,422,500
Person With:
	8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:
1,422,500

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
13.2%

12.	Type of Reporting Person (See Instructions)
IN

CUSIP No. G98777108

Item 1.

(a)	Name of Issuer:
Yucheng Technologies Limited

(b)	Address of Issuer’s Principal Executive Offices:
105 West 13th Street Suite 7A New York, NY 10011

Item 2.

(a)	Name of Person Filing:
Jack Silver

(b)	Address of Principal Business Office or, if none, Residence:
SIAR Capital LLC 660 Madison Avenue New York, NY 10021

(c)	Citizenship:
United States

(d)	Title of Class of Securities:
Ordinary Shares

(e)	CUSIP Number:
G98777108

Item 3.  If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or Dealer registered under Section 15 of the Act

(b)	☐ Bank as defined in section 3(a)(6) of the Act

(c)	☐ Insurance Company as defined in section 3(a)(19) of the Act

(d)	☐ Investment Company registered under section 8 of the Investment Company Act

(e)	☐ Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

CUSIP No. G98777108

(f)	☐ Employee Benefit Plan or endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a) - (c)

As of the date hereof, Jack Silver beneficially owns 1,422,500 Ordinary Shares of Yucheng Technologies Limited representing 13.2% of the outstanding Ordinary Shares. Such Ordinary Shares beneficially owned by Mr. Silver include (i) 10,000 Ordinary Shares held by Sherleigh Associates Inc. Profit Sharing Plan (“Sherleigh Profit”), a trust of which Mr. Silver is the trustee, (ii) 199,000 Ordinary Shares held by Sherleigh Associates Inc. Defined Benefit Pension Plan (“Sherleigh Defined”), a trust of which Mr. Silver is the trustee, (iii) warrants to purchase 275,500 Ordinary Shares held by Sherleigh Profit, and (iv) warrants to purchase 938,000 Ordinary Shares held by Sherleigh Defined.

Mr. Silver has the sole voting and dispositive power with respect to all 1,422,500 shares of Ordinary Shares beneficially owned by him.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
 Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

CUSIP No. G98777108

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 29, 2007
Date

/s/ Jack Silver
Signature

Jack Silver
Name/Title